
Mail Stop 4546

November 1, 2016

Kirk Look
Chief Financial Officer
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent, N.W.
Calgary, Alberta, T2N 1X7

      Re: Oncolytics Biotech Inc.
              Form 20-F for Fiscal Year Ended December 31, 2015
              Filed March 24, 2016
              File No. 000-31062

Dear Mr. Look:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Suzanne Hayes

                   Suzanne Hayes
                   Assistant Director
                   Office of Healthcare and Insurance

cc: Jason K. Brenkert, Esq.
       Dorsey & Whitney LLP